SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

PIERIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

720795103

(CUSIP Number)

November 13, 2015*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  This Amendment No. 1 is voluntarily filed by the Reporting Person to disclose that the Reporting Person no longer beneficially owns more than five percent of the outstanding Common Stock of the Issuer.

Page 1 of 5 pages

 CUSIP No. 720795103

1.	Names of Reporting Persons:			Mark N. Tompkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:			Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power	1,958,912

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	1,958,912

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,958,912

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)			4.9%	(1)

12.	Type of Reporting Person (See Instructions)			IN

(1)	Based on 39,759,530 shares of Common Stock of the Issuer issued and outstanding as of as of November 9, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:	Pieris Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Lise-Meitner-Strasse 30 85354 Freising-Weihenstephan Germany

Item 2.

(a)	Name of Person Filing	Mark N. Tompkins

(b)	Address of Principal Business Office or, if none, Residence:

App. 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland

(c)	Citizenship:	Canada

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	720795103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		1,958,912

(b)	Percent of class:		4.9%(1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.	See Item 5 of cover page.

	(ii)	Shared power to vote or to direct the vote.	See Item 6 of cover page.

	(iii)	Sole power to dispose or to direct the disposition of.	See Item 7 of cover page.

	(iv)	Shared power to dispose or to direct the disposition of.	See Item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1)	Based on 39,759,530 shares of Common Stock of the Issuer issued and outstanding as of as of November 9, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015

/s/ Mark N. Tompkins
Signature

Name: Mark N. Tompkins

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages